August 1, 2024

Haimei Wu
Chief Executive Officer
Baird Medical Investment Holdings Limited
Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

       Re: Baird Medical Investment Holdings Limited
           Amendment No. 5 to Registration Statement on Form F-4
           Filed July 19, 2024
           File No. 333-274114
Dear Haimei Wu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Amendment No. 5 to Form F-4 filed July 19, 2024
Enhanced Research and Development Capabilities through Collaboration with
Market
Participants, page 271

1. We note your revised disclosure on pages 271 and 291 that you hold two Class III registration certificates you hold for the microwave therapeutic instrument and accessories and disposable microwave ablation needle, the Class III certificate you recently obtained for MWA needles and one Class II registration certificate in relation to disposable sterile biopsy needles. Please revise to clarify, if true, that the two Class III registration certificates you currently hold for your microwave therapeutic instrument and disposable microwave ablation needles include the Class III certificate you recently obtained for
       MWA needles in July 2023. We refer to your CFDA 20183011581 and
20233010963
       registration certificate numbers, respectively.
 August 1, 2024
Page 2
Customers, page 290

2. We acknowledge your revised disclosure in response to prior comment 8. Please revise your disclosure to address the following issues:

             Please disclose when you entered into this agreement with the Top Distributor and the term of the agreement. We refer to section 18 of the agreement, which states that the agreement expired on December 31, 2023. Please confirm whether you have entered into a supplementary agreement with the Top Distributor to renew the distribution agreement, and if so, please file any such agreement as an exhibit to the registration statement as required by Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K
           and revise your disclosure accordingly; and

             We note that certain portions of Exhibit 99.9 have been redacted. Please include a statement at the top of the first page of such redacted exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential and also ensure that such exhibit is in the proper text-searchable format. Refer to Item 601(b)(10)(iv) of
           Regulation S-K and Item 301 of Regulation S-T.
Pubco's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 341

3.     We note your response to comment 10. Please address the following:
           Pursuant to Item 5A of the Form 20-F, please disclose the specific significant factors that materially impacted revenues in a similar manner to your response with quantification regarding the extent to which revenues were impacted. You should specifically discuss the extent to which fluctuations in revenues were attributable to changes in prices, changes in the volume or amount of products being sold, or to the introduction of new products; and
           In light of the limitations you note regarding your distributor inventory reports, please help us better understand your basis for stating that you are not aware of any material amount of unsold inventory held by your deliverers and its distributors, including how you determined what would be material.
The Aging of Accounts Receivable, page 349

4. We note your responses to comments 13 and 14 and the corresponding expanded disclosures. Specifically you refer to customers being contractually entitled to a credit period of 30 to 90 days, but in practice, you may, on a case-by-case basis, approve an extended credit period upon request. Given that the approval of an extended credit period appears to not be as infrequent as your disclosures indicate, we continue to believe that additional quantitative disclosures should be provided regarding your actual collection period for your receivables. For example, an analysis of days sales outstanding or other quantitative analysis could be helpful along with clear disclosure of how these calculations are determined. Include the information in your response to comment 14 in the disclosure on page 350. We also note your continued reference to the impact of the
       COVID-19 outbreak. Please further clarify in your disclosures why and how you are
 August 1, 2024
Page 3

       continuing to be impacted by this outbreak in recent periods. Also, please expand your disclosure to explain why you have any outstanding receivables from distributors given the provision in Section 6.2 of the Distribution Agreement in Exhibit
99.9 that products
       are not shipped to the distributor until after you have received payment.
5. Please provide us with a rollforward of your Accounts Receivable balances from
       December 31, 2022 to December 31, 2023 which separately shows all significant activity in these balances including the impact of revenue, VAT, and actual collections.
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Stephen Leitzell, Esq.